

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

Via E-Mail
Lisbeth Guerrero, President
Pladeo Corp.
Circuito Porta Vincenza 3108
Leon, 37134
Mexico

> **Re: Pladeo Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1/A**
> **Filed January 24, 2013**
> **File No. 333-182714**

Dear Ms. Guerrero:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.   We note that the legal opinion indicates that counsel "express[es] no opinion as to the accuracy or adequacy of the disclosure contained in the Registration Statement." Please have counsel provide us with their analysis as to why this disclaimer is necessary and appropriate.

2.   You state that in conducting your examination of documents executed by parties other than the Company, you assumed that "such parties had the power, corporate, limited liability company or other, to enter into and perform all obligations." As it currently reads, the meaning of the sentence is unclear. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or me at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Kevin A. Polis, Esq., Zouvas Law Group, P.C.